FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	January	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1.	News Release dated January 27, 2005 (“Turkcell And RIM To Offer BlackBerry In Turkey")	Page No 3

Document 1

January 27, 2005

FOR IMMEDIATE RELEASE

Turkcell And RIM To Offer BlackBerry In Turkey

Istanbul, Turkey and Waterloo, Canada – Turkcell (NYSE: TKC, ISE: TCELL) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to offer BlackBerry®, a leading wireless communications platform, to mobile customers in Turkey.  BlackBerry will operate on Turkcell’s GSM/GPRS network in Turkey and international roaming will be supported in countries where Turkcell has GPRS roaming agreements in place.

BlackBerry provides always-on, push-based, mobile access to e-mail and other communications and information for both individual and corporate customers. BlackBerry will enable Turkcell’s subscribers to access e-mail, phone, text messaging, calendar, Internet browser, organizer and data applications via an integrated platform. With their BlackBerry device, users can easily and remotely manage their e-mail, appointments and contacts and access corporate applications.

“BlackBerry is a proven solution that is popular around the world and we are pleased to be working with RIM to include this powerful communications tool into our current solutions portfolio,” said Ali Kesan, Chief Marketing and Sales Officer at Turkcell. “Turkey has a rapidly growing enterprise sector and we are committed to introducing innovative products to enhance the business and personal communications of mobile professionals. By using BlackBerry from Turkcell, subscribers will increase their productivity, efficiency, and responsiveness.” “We are pleased to work with Turkcell to introduce BlackBerry to customers in Turkey,” said Don Morrison, Chief Operating Officer at Research In Motion. “Over two million people are already enjoying the advantages of BlackBerry and we think Turkcell customers will be very impressed with the BlackBerry experience.” For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange and IBM® Lotus® Domino™ and works with existing enterprise systems to enable secure, push-based, wireless access to e-mail and other corporate data. For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and/or personal e-mail accounts (including Microsoft Exchange, IBM Lotus Domino and many popular ISP email accounts) from a single device. Further information will be available at a later date.

— more —

About Turkcell

Turkcell is the leading GSM operator in Turkey with 23.4 million postpaid and prepaid customers as of December 31, 2004. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 435 operators in 174 countries as of January 12, 2005 December 31, 2004. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which have a total of 3.5 million subscribers as of September 30, 2004.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Turkcell
Media Contact:
Nazly Candan, Corporate Communications
Tel: +90-212/313-2310
nazli.candan@turkcell.com.tr

Media Contact:
Bahar Erbengi, Corporate Communications
Tel: +90-212/313-2309
bahar.erbengi@turkcell.com.tr

Investor Contact:
Koray Öztürkler, Investor Relations
Tel: + 90-212/313 15 00
Koray.ozturkler@turkcell.com.tr

Investor Contact:
Ferda Atabek, Investor Relations
Tel: + 90-212/313 12 75
Ferda.atabek@turkcell.com.tr

Research In Motion
Media Contact: North America
Courtney Flaherty
Brodeur Worldwide for RIM
+1 212.771.3637
cflaherty@brodeur.com

Media Contact: Europe
Tilly Quanjer
Senior Communications Manager, RIM
+ 44 1784 223987
tquanjer@rim.com

Investor Contact:
RIM Investor Relations
+1 519.888.7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	January 27, 200	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller